EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Nine Months Ended September 30, 2014
Earnings:
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$28,686
Gain on sales of real estate, excluding discontinued operations	10,630
Fixed charges (from below)	74,036
Amortization of capitalized interest	1,769
Distributed income of equity investees	225
Subtract:
Capitalized interest (from below)	(4,325)
Preferred distributions of other consolidated entities	(12)
Total earnings	$111,009

Fixed charges:
Interest expense on continuing operations	$69,107
Capitalized interest (internal and external)	4,325
Amortization of debt issuance costs-capitalized	161
Interest included in rental expense	431
Preferred distributions of other consolidated entities	12
Total fixed charges	$74,036

Ratio of earnings to fixed charges	1.50